Exhibit 1.4

June 18, 2013

Dear Shareholder of Rainy River Resources Ltd.:

On behalf of the Board of Directors and management of New Gold Inc., we are pleased to provide you with our offer to purchase all of the outstanding common shares of Rainy River Resources Ltd.  We hold both the Rainy River asset and your management team, which has successfully carried the project to this stage, in high regard. We believe that our offer demonstrates New Gold’s level of commitment to the further advancement of your project. Lastly, we hope that you, like us, see the great benefits and opportunities that would result from the proposed transaction.

For each Rainy River share that you tender to the offer, you will be entitled to receive, at your option, either C$3.83 in cash or 0.5 of a common share of New Gold, in each case subject to pro ration as described in the Offer and Circular. You may choose which ever option best suits your investment objectives. Eligible Rainy River shareholders may elect to receive their New Gold shares on a tax-deferred basis.

The Board of Directors of Rainy River, upon consultation with its financial and legal advisors and on receipt of a unanimous recommendation from its Special Committee, has unanimously approved this offer and recommends that you accept the offer and tender your Rainy River shares. All of the directors and executive officers of Rainy River, who collectively hold approximately 4.8% of the Rainy River shares (on a fully-diluted basis assuming the exercise of all outstanding in-the-money stock options of Rainy River), have agreed to tender their Rainy River shares into our offer.

The offer will be open for acceptance until 5:00 p.m. (Toronto time) on July 24, 2013 unless the offer is extended or withdrawn. If your shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee you must instruct your brokers or other intermediaries promptly, if you wish to tender.  Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time.

Why You Should Accept this Offer

Our Board of Directors strongly believes that this transaction will create value for shareholders of Rainy River and that it offers the following benefits and opportunities:

Attractive Premium to Historical Trading Prices: On the date of announcement, our offer represented a premium of 67% to the 20-day volume-weighted average trading price of Rainy River shares on the Toronto Stock Exchange.

Improved Liquidity for all Shareholders: By accepting this offer you will become part of a much larger shareholder base and the New Gold shares you receive will offer you significantly increased trading liquidity.  New Gold’s current market capitalization is approximately C$3.3 billion, as compared to Rainy River’s market capitalization of approximately C$368 million as at June 14, 2013 and our shares trade on both the Toronto and New York stock exchanges.

Access to New Gold’s Strong Balance Sheet and Current and Operating Cash Flow: One of New Gold’s key areas of focus is maintaining its strong financial position and maximizing our financial flexibility. At March 31, 2013 New Gold had $672 million in cash and cash equivalents on our balance sheet. During 2012, our company generated $236 million in net cash from operations and in the first quarter of 2013, net cash generated from operations was $59 million. By accepting this offer you will gain access to our financial position and anticipated cash flow generation which should serve to facilitate the development of your Rainy River project.

Ability to Partner with New Gold’s Experienced Management and Operating Teams: We view the combination of the New Gold and Rainy River teams as a formidable one. Our team has a strong track record of both project development and operations. Through the years, we have successfully developed the Cerro San Pedro mine, the Mesquite mine and, most recently, the New Afton mine. At the same time, we have managed to deliver on both our company’s production and cash cost guidance for each of the last four years. In conjunction with the Rainy River team, we look forward to making the Rainy River project a similar success story for the benefit of all stakeholders.

Please read the additional information in the Offer and Circular provided in this package and if you have any questions, you may contact Kingsdale Shareholder Services Inc., the Information Agent, at 1-888-518-6796 or contactus@kingsdaleshareholder.com.

To help you understand these formal documents, we also encourage you to consult with your financial and legal advisors.

Once again, we ask you to consider our offer and invite you to join us in further establishing New Gold as the world’s leading intermediate gold producer.

Yours very truly,

Randall Oliphant
Executive Chairman
New Gold Inc.

The statements contained under the heading “Forward-Looking Statements” in the accompanying Offer and Circular are incorporated by reference herein.”